SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CopyTele, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

217721 10 9
(CUSIP Number)

Anne Rotondo, Corporate Secretary
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

(631) 549-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1

CUSIP No. 217721 10 9

1.	Names of Reporting Persons
I.R.S. Identification No. of Above Persons (entities only)

Denis Krusos

2.	Check the Appropriate Box if a Member of a Group (See instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See instructions)

PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

USA

Number of	7.	Sole Voting Power	11,969,880
Shares
Beneficially	8.	Shared Voting Power	None
Owned by
Each	9.	Sole Dispositive Power	11,969,880
Reporting
Person	10.	Shared Dispositive Power	None
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,969,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

6.8%

14.	Type of Reporting Person (See instructions)

IN

CUSIP No. 217721 10 9

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the “Common Stock”), of CopyTele, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 900 Walt Whitman Road, Melville, NY 11747.  This Statement constitutes Amendment No. 7 to a Schedule 13D, dated January 28, 1993  (as amended, the “Schedule 13D”), filed by Denis Krusos with respect to the Common Stock.   Except as amended by this Amendment No. 7, the statements in the Schedule 13D remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 4 of Schedule 13D is hereby amended to read as follows:

The aggregate purchase price of the 1,400,000 shares of Common Stock and warrants to purchase 1,400,000 shares of Common stock that were acquired by Mr. Krusos in the transaction described in Item 4 below was $250,000.  The securities were acquired by Mr. Krusos with personal funds.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D is hereby amended to read as follows:

On February 8, 2011, Mr. Krusos acquired 1,400,000 unregistered shares of Common Stock at a price of $0.1786 per share, or $250,000 in the aggregate.   In conjunction with the purchase of the Common Stock, the Company also issued Mr. Krusos warrants (the “Warrants”) to purchase 1,400,000 unregistered shares of our common stock.   The Warrant grants the holder the right to purchase one share of Common Stock (or 7,000,000 shares of Common Stock in the aggregate) at the purchase price of $0.1786 per share on or before February 8, 2016 and includes a “cashless exercise” provision.  A copy of the Warrant issued to Mr. Krusos is filed as an exhibit hereto and is incorporated herein by reference.  Mr. Krusos’ purchase was part of a total private placement to ten accredited investors of 7,000,000 shares of Common Stock in which the Company received proceeds of $1,250,000.  In connection with the sale of the Common Stock , the Company also issued warrants to purchase 7,000,000 shares of Common Stock.

Mr. Krusos has acquired his shares of Common Stock and Warrants in order  to increase his equity position in the Company for  investment purposes and to provide capital to the Company. Depending on the price and availability of shares of Common Stock,  future developments at the Company, other investment and business opportunities available to Mr. Krusos, and general economic conditions, Mr. Krusos may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock.  Depending on such factors, Mr. Krusos may also determine to sell in the open market, in privately negotiated transactions, or otherwise, all or a part of his shares of Common Stock.

 Item 5.  Interest in Securities of the Issuer

(a)
As of February 8. 2011, Mr. Krusos owned 11,969,880 shares of Common Stock , representing 6.8% of the outstanding shares of Common Stock, including an aggregate of 1,400,000 shares which Mr. Krusos has the right to acquire upon exercise of the Warrants and 8,600,000 shares which Mr. Krusos has the right to acquire upon exercise of options granted pursuant to the Company’s 2000 Share Incentive Plan and the 2003 Share Incentive Plan.

CUSIP No. 217721 10 9

(b)	Mr. Krusos has sole voting and disposition power with respect to the 11,969,880 shares of Common Stock beneficially owned by him.

(c)	Except as set forth in Item 4, Mr. Krusos has not effected any transactions in the securities of the Company during the past sixty days.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from, and the proceeds of sale of, the securities reported herein as being beneficially owned by the Filing Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please refer to Item 4 for information with respect to agreements with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to read as follows:

Exhibit 1	Common Stock Purchase Warrant issued as of February 8, 2011, by the Company to Mr. Krusos. (Incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, dated February 8, 2011

CUSIP No. 217721 10 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2011

/s/ Denis A. Krusos
Denis Krusos